TRANSFER OF RIGHTS

JAIME UGARTE ABREGO

 TO

INTERNATIONAL ROYALTY CORPORATION

Mr. George Spencer Young, attorney, married, passport number 017278192, citizen of the United States of America, temporarily residing at Vitacura 2939, floor 10, Las Condes, Santiago, Chile, fully authorized to represent International Royalty Corporation, a corporation organized under the laws of the Province of Alberta, Canada with the same address as previously cited and Mr. Jaime Ugarte Abrego, Chilean, married, engineer, holder of national identity number 7.742.672-8, and residing at Alcantara 271, floor 10, suite 1001, Las Condes, Santiago, of legal age, identified by the identification documents previously cited, all hereby declare that they agree an the transfer of rights of the contract to be named under all the terms and conditions found in the following clauses:

FIRST: ANTECEDENT

1.   By public registration dated December 26,  1997 and executed before the Santiago notary public, Mr. Arturo Carvajal Escobar, (hereinafter also known as the “Stock Sale Contract”), Mr. Jaime Ugarte Lee and Mr. Jaime Ugarte Abrego sold, assigned and transferred to Compañía Minera Barrick Chile Limitada, a total of  2.760 shares and 300 shares, respectively, of COMPAÑIA MINERA NEVADA S.A., (hereinafter “the Company”) a corporation with a registration date of February 7, 1983 in the public registry, executed before the Santiago Notary, Mr. Patricio Rios Vergara, a substitute for Mr. Mario Farren Cornejo, whose statement was filed in the Registro de Comercio del Conservador de Bienes Raices [Commercial Registry of the Real Estate Registrar], folio 3261 number 1812 year number 1983.

2.   Pursuant to Section 5 of the Stock Sale Contract, the stock sale price totaled a sum of seven million dollars (US $7,000,000), in addition to the variable royalty price which is to be calculated according to the formula established in Subsection (b) and subsequent sections.

3.   Likewise, the Stock Sale Contract provided that the total stock sale price was to be distributed between the sellers, or between Mr. Jaime Ugarte Lee and Mr. Jaime Ugarte Abrego, in proportion to the stock sold  under the Stock Sale Contract and purchased by Compañía Minera Barrick Chile Limitada, (hereinafter “Barrick”), for an amount of US$7.000.000.  Moreover,  Barrick agreed to pay a variable royalty amount for the stock sale as follows:

3.1.- A sum of US $3,500,000 to be paid within a maximum of a 10 day period from the date that COMPAÑIA MINERA NEVADA S.A., or its successor in title to the mining concessions, has produced a minimum of 30,000 ounces of troy gold during a 30 consecutive day period as provided in Subsection (b) of Section 5 of the Stock Sale Contract;

3.2.- A sum of US $3,500,000 to be paid within 30 days following the date that COMPAÑIA MINERA NEVADA S.A., or its successor in title to the mining concessions, has completed thirty six (36) months of production of at least 30,000 ounces of troy gold, in a one month calendar period, whether they are consecutive or not as provided in Subsection (c) of Section 5 of the Stock Sale Contract.

3.3.-  A sum determined on a variable percentage of refined gold sales of COMPAÑIA MINERA NEVADA S.A., or its successor in title to the mining concessions, from the exploitation of the mining concessions owned at this time by this Company and as identified in Annex A, which said exhibit was signed by the parties and considered an integral part of said Contract, pursuant to Subsection (d) of Section 5 of the Stock Sale Contract.  Said percentage is to be applied quarterly, during each calendar quarter of operation, for a term of 120 years from the date of the Stock Sale Contract.  The value of the sales will be determined according to the daily price of refined gold known as “Cash Settlement” in the “London Bullion Broker,” “P.M. Fix,” or “London Final” during the respective quarter.

Likewise, it was stipulated that if the London Bullion Brokers were to cease to exist or to issue daily quotes for gold, all references to said entity would be made to the entity that replaces it and that establishes daily gold prices for gold for immediate delivery in an open global market.

The royalty to be paid will be calculated according to the following scale for quarterly average gold price, determined as follows.

(1)

If the average price of gold is US $325 per troy ounce or less, the percentage will be 0.75%.

(2)

If the average price of gold is US $350 per troy ounce, the percentage will be 1%.

(3)

If the average price of gold is US $375 per troy ounce, the percentage will be 1.25%.

(4)

If the average price of gold is US $400 per troy ounce, the percentage will be 1.5%.

(5)

If the average price of gold is US $500 per troy ounce, the percentage will be 2.6%.

(6)

If the average price of gold is US $600 per troy ounce, the percentage will be 3.4%.

(7)

If the average price of gold is US $700 per troy ounce, the percentage will be 4.2%.

(8)

If the average price of gold is US $800 per troy ounce or more, the percentage will be 5%.

In the event of average gold prices per troy ounce that are not provided specifically in the scale, the percentage paid will be determined using a straight interpolation between the prices and the percentages provided for in the scale, rounding off the results to the nearest figure to two decimals of one percent (1.0%).

For this purpose, it was established that the amount of gold would be determined by the number of troy ounces of refined gold produced by COMPAÑIA MINERA NEVADA S.A., or its successor in title to the mining concessions, or delivered to the Company or at its direction [or expense], by the Refinery, Smelter, or another Processor to which the Company has delivered minerals from the mining concessions found in Annex A, during a calendar quarter.  Refined gold will be defined as that which meets or exceeds the normal accepted commercial standards in the commodities market of London [Metal Exchange] or the United States of America, as good delivery gold or “Bullion Gold.”

3.4.- A sum equal to a percentage based on the value of the sales of unrefined gold contained in the minerals, concentrates, precipitates, cathodes, leached products or any other product, whether it is final or intermediate, expressly excluding refined gold that may have been sold by COMPAÑIA MINERA NEVADA S.A., or its successor in title to the mining concessions, from the exploitation of the mining concessions identified in Annex A pursuant to Subsection (e) of Section 5 of the Stock Sale Contract.  It was expressly established that the sellers would have the right to a percentage from the sale of gold payable to COMPAÑIA MINERA NEVADA S.A., or its successor in title to the mining concessions, according to the distributions between the Company and the refinery, smelter and processor or other purchaser, in market conditions, based on the exchange of analysis and/or on the corresponding arbitration or other mechanisms to solve disputes as provided in this agreement, during a calendar quarter, without taking into account the eventual hedging. To determine the average percentage to apply in a quarter, in accordance with the scale established in the preceding Subsection (d), it will be presumed that the average gold price is equal to the total price actually paid during the quarter, divided by the number of troy gold ounces paid according to the final distributions for that quarter.

3.5.- Likewise, pursuant to Subsection (f) of Section 5 of the Stock Sale Contract, it was established that as part of the stock sale price, the payment on behalf of the Company of a sum equal to 1% of the value of actual sales from January 1, 2017 but not longer than 120 years from the date of this Stock Sale Contract, of copper mineral, from COMPAÑIA MINERA S.A., or its successor in title to the mining concessions, for exploitation that have been identified in Annex A, during each calendar quarter of operation following the said date, without consideration to the eventual hedging and the net of the deductions identified below.  The value of sales for the corresponding quarter will be equal to the values paid by COMPAÑIA NEVADA S.A., or its successor in title to the mining concessions, by the refinery, smelter or processor to whom COMPAÑIA NEVADA S.A., or an authorized third party or its successor in title to the mining concessions, delivers in market conditions with the following deductions:

3.5.1   All costs and expenses related to the transportation of the concentrates and/or custom milling to COMPAÑIA NEVADA S.A., or its successor to the smelter, refinery or destination ports, that is to say ground fleet, security during the transport and other costs connected to said transportation;

3.5.2   All lease costs and or external services to COMPAÑIA NEVADA S.A., or its successor, made by third parties, that is to say, charges for metallurgical roasting, copper reductions, charges for fusion, treatment, fines or penalties for impurities, losses, charges for refinement of copper and price participation, according to the stipulations normally found in these sale or lease contracts;

3.5.3   All external costs and charges directly related to the sales of copper concentrations or metallic copper resulting from their leases, that is to say, external fees, broker or agent fees, insurance, storage, third party reviews, chemical analysis, and costs for arbitration proceedings for differences related to the metallic contents, if those were to exist;

3.5.4   Any encumbrance or tax applied to the sales or the maritime fleet to the products included in the corresponding statements, from an unanticipated cost, that is to say, not one that is recovered by COMPAÑIA NEVADA S.A., or its successor.  Copper will be considered sold in the corresponding quarter of its date of distribution.

SECOND:  Ownership Rights

1.- Mr. Jaime, Mr. Jorge, Mr. Javier, Ms. Viviana and Ms. Jaime, all with the surname Ugarte Abrego hereinafter the “Ugarte Abrego Siblings,” hold the status of heirs and successors to Mr. JAIME UBALDINO UGARTE LEE, pursuant to paragraph 2 of this Section. This makes the Ugarte Abrego Siblings undivided owners of 90% of the rights to the Stock Sale Contract. The remaining 10% is held by Mr. Jaime Ugarte Abrego as an individual owner and is not part of this contract.   Pursuant to Subsections (d), (e), and (f) Section 5 the Stock Sale Contract, the Ugarte Abrego Siblings own the right to collect 90% of all payments based on production according to the terms found in the Stock Sale Contract and the corresponding royalties and variable payments for the price of acquiring the stock as well as the right to collect payment of the sums owed as a fixed part of the price owed from the periods that were established pursuant to Subsections (b) and (c) of Section 5 the Stock Sale Contract, which said payments total a sum of US $7,000,000.

2.- The Ugarte Abrego Siblings and the surviving spouse Mr. Zoila Rose Abrego Diamantti, previously named, inherited the rights identified in the preceding Section by succession at the time of death of their legitimate father and husband, respectively, Mr. Jaime Ugarte Lee, which occurred on May 23, 2000 in Santiago, Ricardo Lyon Street, Nº 2298.  The actual possession of rights to the Stock Sale Contract was conveyed by a writ of the 16º Civil Court of Santiago on July 10, 2002, which included a solemn inventory of said rights and was carried out by Mr. Fernando Figueroa on the 1º day of August of 2002, as required by section d) Other Assets, Nº2.  Said writ of possession was timely recorded on page forty-three thousand one hundred sixty-one number forty thousand six hundred twelve of the Registration of Property of the Conservative of Real Estate of Santiago, in the corresponding year 2002.  Similarly, the beneficiary rights to the Stock Sale Contract were conveyed to the Ugarte Abrego Siblings, as named, jointly/equally, pursuant to Clause 5 of the Estate Distribution document dated October 20, 2006 before the notary Mr. Pablo Roberto Poblete Saavedra, substitute for Mr. Iván Torrealba Acevedo.

THIRD:  Transfer of rights to part of the variable royalty.  Mr. Jaime Ugarte Abrego, hereby sells, assigns and transfers to the Assignee, International Royalty Corporation, who hereby accepts said transfer and acknowledges the transfer of 3% to rights to the variable royalty amount for the stock sale that the Assignor holds as heir and successor to Mr. Jaime Ugarte Lee, and pursuant to all the terms of Subsections (b), (c), (d), (e), and (f) of Section 5 of the Stock Sale Contract.   Consequently, Mr Jaime Ugarte Abrego retains for himself 15% of the rights that are his as an heir and successor to Mr. Jaime Ugarte Lee, according to the right found in Subsections (b), (c), (d), (e), and (f) of Section 5 of the Stock Sale Contract.

This transfer of rights to the balance of the variable royalty for the stock sale generally includes all actions and inherent rights derived directly or indirectly from the Stock Sale Contract being transferred by this contract, a transfer containing all the terms and limitations provided in Section 5 of the Stock Sale Contract. The Parties acknowledge that this transfer is entered into and is in the commercial interest of both Parties.

FOURTH:  The transfer price is for an amount of  US$2,280,000, equivalent to the sum of __________ Chilean pesos according to the exchange rate for the US dollar published by the Central Bank of Chile on the date of execution, this amount is paid by the Assignee to the Assignor on the date of execution to her full and complete satisfaction.

FIFTH:  Reciprical Warranties And Declarations.  This transfer of rights to the variably royalty amount for the stock sale is entered into under the following terms, conditions and formalities:

5.1.  The rights found in Subsection (d), (e) and (f) of Section 5 of the Stock Sales Contract, that are herein, only for the percentage indicated, transferred, the rights are limited to Assignee’s right to collect the full benefits of the rights being granted, only and until and when, COMPAÑIA MINERA NEVADA S.A., or its successor in title to the mining concessions, from the exploitation of the mining concessions owned at this time by this company and as identified in Annex A, completes a total production of fourteen million ounces of troy gold payable from the concessions identified in Anex A of the Stock Sales Contract.  Upon reaching this total, the rights of International Royalty Corporation will be reduced to half or 1.5% instead of the 3% and the remaining 1.5% of the variable royalty amount for the sale of stock will fully revert to Mr. Jaime Ugarte Abrego, without action or notice.

5.2.   In the event that COMPAÑIA MINERA NEVADA S.A., or its successor in title to the mining concessions, from the exploitation of the mining concessions owned at this time by this company and as identified in Annex A of the Stock Sales Contract reaches said volume of production, the title over these rights belongs to Mr. Jaime Ugarte Abrego without action or notice, given that the transfer of rights granted herein, are only extended up to the right to collect  their benefits until and when, COMPAÑIA MINERA NEVADA S.A., or its successor in title to the mining concessions, from the exploitation of the mining concessions owned at this time by this company and as identified in Annex A reaches an aggregate volume of 14 million ounces of production from the concessions identified in Anex A.  From that moment forward, the rights of International Royalty Corporation as part of this contract will be reduced to half or 1.5% instead of the 3% and the remaining 1.5% of the variable royalty amount for the sale of stock will fully revert to Mr. Jaime Ugarte Abrego, without action or notice

5.3.    Mr. Jaime Ugarte Abrego agrees from the date of execution to the date that  COMPAÑIA MINERA NEVADA S.A. reaches an aggregate volume of 14 million ounces of production from the concessions identified in Anex A of the Stock Sale Contract:  (i) abstain from granting discounts, extensions or allowances to  Barrick or its successor or subrogate, with regards to the Stock Sale Contract, unless it is expressly authorized by International Royalty Corporation, and (ii) it will not agree to modifications of the Stock Sale Contract, in specific to any reference to the payments that are to be made under the Stock Sale Contract, with out the express consent of International Royalty Corporation.

5.4.   In the rights that are hereby transferred, the ownership during the entire period that transpires from the start of production and the performance of the condition to produce fourteen million ounces of troy gold payable, as found above include the right to collect the portion of the variable royalty that applies to the exploitation of copper from the concessions identified in Anex A of the Stock Sales Contract.  From that moment forward, the rights of International Royalty Corporation will be reduced to half or 1.5% instead of the 3% and the remaining 1.5% of the variable royalty amount for the sale of stock will fully revert to Mr. Jaime Ugarte Abrego, without action or notice.

5.5.  The Assignor does not guarantee the current or future solvency of Barrick or its successor.  Likewise, the Assignor does not personally guarantee to the Assignee that Barrick will carry out successful activities or that the concessions will be exploited.

5.6.  The Assignee declares that:

5.6.1.- It has carried out its own review, analysis and evaluation of the Stock Sale Contract, the title, and Assignor’s rights to the mining concessions for exploitation identified in Annex A of the Stock Sale Contract, and does hereby agrees and acknowledges the current condition of the concessions and the extention and demands of the rights that are hereby granted.

5.6.2.- Acknowledges awareness of the Chilean regulations that govern mining activities.  The Assignor acknowledges the authority of the Chilean government to direct, control and regulate the mining industry through different agencies and departments and acknowledges that the Assignees’ decision to acquire the right to this contract is not based on the expectation that the current Chilean mining regulations will be maintained in the future or that they may be modified in a certain manner.

5.6.3.- Future Performance.  The Assignee acknowledges that the decision to enter into this contract is not based on any statement by the Assignor regarding any future performance of COMPAÑIA MINERA NEVADA S.A. and/or of Barrick.

5.7. Free and Clear Title: Mr. Jaime Ugarte Abrego declares and warrants that she is the sole and exclusive owner of the rights that are herein being sold and transferred to International Royalty Corporation and further declares and warrants that by this transfer, International Royalty Corporation receives 3% of the rights being transferred by this contract for the variable royalty amount for the stock sale, free of any security, encumbrance, usufract, lease, suit, litigation, prohibition, embargo, arbitration, promise of sale, limitations, preferential right and in general any limitation or restriction to title or to any of its attributes.

5.8. Absence of Breach:  The execution and the fulfillment of this contract (i) does not breach or is in conflict or will cause a breach or violate (nor will it be a basis for any breach or violation), of any agreement, contract, commitment or obligation, that can in any form intervene, limit or affect the rights that are hereby transfered to International Royalty Corporation.

5.9 Third party consents:  No authorization or consent by a third party or waiver by a third party, is required to authorize Mr. Jaime Ugarte Abrego to enter and execute this contract and to fulfill the obligations that this contract imposes and which allows

International Royalty Corporation to assume the rights that are transferred by this contract, without violating article 1902 of the Civil Code.

5.10.   Mr. Jaime Ugarte Abrego has not waived any of her rights that are hereby transferred and assigned to International Royalty Corporation.  All the payments provided for in Section 5, Subsections (b), (c), (d), (e) and (f) await payments.  There are no cancellations, condemnations, or remissions of any debt or obligation under the Stock Sale Contract.

5.11. Reliance:  Neither this contract nor any other agreement, certificate, statement or document delivered by or on behalf of Mr. Jaime Ugarte Abrego, as part of this transfer of rights, contains any false or untrue statement nor does it omit any reference to a material act necessary for these declarations and guarantees to be false.

SIXTH:  In the event that Barrick or its successor to this contract does not make any of the payments for the variable royalty amount for stock sale under any of the rights transferred to International Royalty Corporation, Mr. Jaime Ugarte Abrego shall on behalf of International Royalty Corporation, personally collect payment of the sums owed to International Royalty Corporation and deliver said amounts to International Royalty Corporation and receive a confirmation, receipt and release from International Royalty Corporation in the name of Mr. Jaime Ugarte Abrego, for the corresponding amounts.

SEVENTH:  Mr. Jaime Ugarte Abrego, hereby makes delivery to the Assignee of the transfer title, consisting of a notarized copy of the Stock Sale Contract identified in the Section 1 of this contract, as well as prior title documents of rightful ownership of Mr. Jaime Ugarte Lee and of the adjudication of inheritance to the Assignee’s rights to the Stock Sale Contract, under the terms also found in the Section 1 of this contract.

EIGHTH:  This contract will be governed by the laws of the Republic of Chile.  For the purpose of this contract, the Parties establish their domicile in the city of Santiago, and hold themselves to the jurisdiction of the Santiago Courts.

NINTH:  The Parties have fulfilled the obligations imposed by the Letter of Intent for the transfer of rights to the variable royalty amount for the stock sale executed in as a public record before notary Mr. Fernando Alzate Claro, substitute for Mr. Antonieta Mendoza Escalas, on September 29, 2006.  Therefore, the Parties agree to return the check in the amount of US$ 1.710.000 to International Royalty Corporation provided as a guarantee for the option exercised by International Royalty Corporation.

TENTH:  Annex A is made an integral part of this contract as it identifies the concessions covered by the obligation for payment of the balance for the variable royalty as provided in the Stock Sale Contract.

ELEVENTH:  Arbitration. Any disagreement that arises between the Parties that derives from or relates to the interpretation, application, validity, nullity, existence, force, fulfillment or breach of the present contract, found in this section must be resolved by means of arbitration under the arbitration rules in force by the Santiago Center for Arbitration and Mediation.  The Parties hereby grant a special and irrevocable power to the Santiago Chamber of Commerce and is hereby authorized at the request of either of the Parties to name an arbitrator from the attorney members of the Santiago Center for Arbitration and Mediation.  Before the Chamber of Commerce can name an appointment, both Parties will have the right to reject without cause, up to five members from the Arbitration Panel list.  The arbitrator’s decision will be final and binding on the Parties, the Parties hereby waive all options and actions that are otherwise available, with the exception of the Remedies, Reinstatement, Explanation or Interpretation, Ratification or Amendments.  The appointed arbitrator will be authorized to resolve any issue within its jurisdiction and with the force and validity of this arbitration clause, and is authorized to extend the arbitration time limit as established by the Regulations of the named Chamber under necessary measures, in its sole discretion in order to adequately fulfill his duty obligations.  The mere employment by one of the Parties of a witness will not be grounds to disqualify the witness.  The incurred expenses for court or arbitrator fees, required reports, and any another cost which is incurred as a result of the arbitration, shall be borne by the Parties in proportion to what is required by the decision.  The Parties agree to have the arbitration decision filed with a court that has jurisdiction over the Parties or their assets.  This clause will remain in force notwithstanding any future modification of this contract, unless the Parties in writing expressly decide to the contrary.

TWELFTH:  This contract may be recorded at the margin of the concessions identified in Annex A of the Stock Sale Contract at the discretion of International Royalty Corporation.

THIRTEENTH:  Notices. All notices, inquiries, demands and all other communication between the Parties required or permitted pursuant to this contract, shall be made in the Spanish or English language in writing, and will be considered properly delivered after their delivery date if delivered by hand; and after the date of mailing upon the date of the mailing confirmation receipt  if sent by fax (a copy of said fax should be sent by mail); or on the third day after the date received by the respective mail, if sent by registered mail. All notices, inquires, demands or communication should be directed to the following addresses and contact numbers (or to the addresses or alternative numbers that the Assignor or the Assignee provides to the other party by means of the notice requirements indicated above):

(a)

If to International Royalty Corporation:

Vitacura 2939, piso 10, Las Condes

Santiago - Chile

Attention: Sr. George Spencer Young

Fax Nº: (56-2) 431-5050

cc

José Manuel Borquez Yunge:

Vitacura 2939, piso 10, Las Condes, Santiago - Chile

Attention: Sr.  José Manuel Borquez

Fax Nº: (56-2) 431-5050

c)

If to Mr. Jaime Ugarte Abrego:

Camino El Yunque 13657, Lo Barnechea

Santiago - Chile

Attention: Sr. Jaime Ugarte Abrego

Fax Nº:

cc

Jose Luis Honorato San Roman:

Roger de Flor 2736, Floor 6, Las Condes

Santiago - Chile

Fax Nº: (56-2) 3659312

The Parties may change the name of the individuals to be notified in their capacity and respective addresses, fax and telephones numbers, provided notices are properly sent pursuant to this clause.

FOURTEENTH:  All expenses incurred by the execution of this contract and the required registration and recording will be the sole responsibility of International Royalty Corporation.

The capacity of Mr. George Spencer Young to represent International Royalty Corporation is based on the notarized power granted before the Notary of the City of Denver, State of Colorado, Mr. Mark T. Nesbitt, dated January 8, 2007, and which was properly protocolized before the notary Mr. Eduardo Ten Marello on January 9, 2007 by a public writing which is not being attached as it acknowledged and known by the Parties and by the authorizing notary.

Prior reading, the Parties sign before the Notary.

__________________________________

George Spencer Young

p.p. International Royalty Corporation

_______________________________________

Jaime Ugarte Abrego